Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333- 203444

June 4, 2015

Pricing Term Sheet

June 4, 2015

4.600% Senior Notes due June 15, 2045

Issuer:	W.W. Grainger, Inc.

Principal Amount:	$1,000,000,000

Ratings (Moody’s / S&P):*	A2 (stable) / AA (negative)

Maturity Date:	June 15, 2045

Coupon (Interest Rate):	4.600% per annum

Price to Public:	99.919% of Principal Amount

Yield to Maturity:	4.605%

Benchmark Treasury:	2.500% due February 15, 2045

Spread to Benchmark Treasury:	155 bps

Benchmark Treasury Price / Yield:	89-07 / 3.055%

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2015

Make-whole Call:	Callable at any time prior to December 15, 2044 at the greater of par and the make-whole redemption price (Treasury plus 25 basis points)

Par Call:	On or after December 15, 2044

Trade Date:	June 4, 2015

Settlement Date:	June 11, 2015 (T+5)

CUSIP / ISIN:	384802AB0 / US384802AB05

Joint Book-Running Managers:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC

Co-Managers:	HSBC Securities (USA) Inc. Loop Capital Markets LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Pro Forma Ratio of Earnings to Fixed Charges:

As adjusted to give effect to the issuance of the notes in this offering and the application of the net proceeds from this offering as described in “Use of Proceeds” in the prospectus supplement, and assuming the offering had been completed on (i) January 1, 2015, the ratio of earnings to fixed charges would have been 17.2x for the three months ended March 31, 2015 and (ii) January 1, 2014, the ratio of earnings to fixed charges would have been 16.1x for the year ended December 31, 2014. The pro forma ratio of earnings to fixed charges does not necessarily represent what the actual ratio of earnings to fixed charges would have been had those transactions occurred on the date assumed.

*Note: An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649 and J.P. Morgan Securities LLC collect at (1-212-834-4533).